SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 24)*

Friedman Industries, Incorporated
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
358435 10 5
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	358435 10 5	13 G	Page	2	of	3	Pages

1	NAMES OF REPORTING PERSONS Jack Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		241,927 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		80,000(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		241,927 shares

WITH	8	SHARED DISPOSITIVE POWER

121,093 shares (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

363,020 shares (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12	TYPE OF REPORTING PERSON*

IN
(1) Includes 80,000 shares held by Mr. Friedman’s wife, of which Mr. Friedman disclaims beneficial ownership. This report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(2) Includes 41,093 shares held by the Jack Friedman Management Trust (the “Trust”), which pursuant to the terms thereof Mr. Friedman has the right to instruct Merrill Lynch Trust Company, as the trustee of the Trust, to distribute to Mr. Friedman all or part of the shares held by the Trust.
* See Instructions.

Jack Friedman	Page	3	of	3	Pages

Item 1.	(a)	Name of Issuer: Friedman Industries, Incorporated

	(b)	Address of Issuer’s Principal Executive Offices: 4001 Homestead Road Houston, Texas 77028

Item 2.	(a)	Name of Person Filing: Jack Friedman

	(b)	Address of Principal Business Office or, if none, Residence: 1121 Judson Road Longview, Texas 75601

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock, $1.00 par value

	(e)	CUSIP Number: 358435 10 5

Item 3.	Not Applicable.

Item 4.	(a)	Amount Beneficially Owned: 363,020 shares (Includes 80,000 shares held by Mr. Friedman’s wife, of which Mr. Friedman disclaims beneficial ownership)

	(b)	Percent of Class: 5.3%

	(c)	Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or Direct the Vote: 241,927 shares

(ii) Shared Power to Vote or Direct the Vote: 80,000 (Includes 80,000 shares held by Mr. Friedman’s wife, of which Mr. Friedman disclaims beneficial ownership)

(iii) Sole Power to Dispose or to Direct the Disposition of: 241,927 shares

(iv) Shared Power to Dispose or to Direct the Disposition of: 121,093 shares (Includes 80,000 shares held by Mr. Friedman’s wife, of which Mr. Friedman disclaims beneficial ownership, and 41,093 shares held by the Jack Friedman Management Trust (the “Trust”), which pursuant to the terms thereof, Mr. Friedman has the right to instruct Merrill Lynch Trust Company, as the trustee of the Trust, to distribute to Mr. Friedman all or part of the shares held by the Trust.)

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Not Applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2009 Date
/s/ JACK FRIEDMAN
Jack Friedman